

Provident Announces Participation in the Scotia Capital Canadian Energy Infrastructure Investing Conference

News Release 31-11

November 10, 2011

All values are in Canadian dollars.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announced today that Andrew Gruszecki, Executive Vice President, will be participating in a panel discussion at the Scotia Capital Canadian Energy Infrastructure Investing Conference in Toronto, Ontario on Thursday, November 17, 2011 at 10:00a.m. eastern time. A link to the webcast will be available on Provident's website at www.providentenergy.com.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids midstream business. Provident's Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

Investor and Media Contact:

Kim Anderson
Director, Finance & Investor Relations
Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com

Corporate Head Office:

2100, 250 – 2nd Street SW
Calgary, Alberta T2P 0C1
Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com